UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 18, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk successfully completes AM833 phase 2 trial and phase 1 combination trial with AM833 and semaglutide in obesity

Bagsværd, Denmark, 18 June 2020 – Novo Nordisk today announced the headline results from two clinical trials with a novel once-weekly subcutaneous amylin analogue (AM833), a phase 2 monotherapy trial and a phase 1 combination trial of AM833 and once-weekly subcutaneous semaglutide 2.4 mg.

AM833 phase 2 monotherapy trial

The 26-week blinded phase 2 monotherapy trial with AM833 investigated safety, tolerability and efficacy for weight management in 706 people with obesity or overweight with at least one weight-related comorbidity. The patients were randomised to treatment with five different weekly doses of AM833 (0.3 mg, 0.6 mg, 1.2 mg, 2.4 mg, 4.5 mg), liraglutide 3.0 mg or placebo. Approximately 100 people were included in each treatment arm. All treatments were administered in combination with lifestyle intervention therapy. The mean baseline body weight in the trial was 107.4 kg.

The trial reached its primary endpoint by demonstrating a weight loss of 10.8% at week 26 with AM833 at the 4.5 mg dose, compared to a weight loss of 3.0 % with placebo1. The treatment difference was statistically significant. AM833 appeared to have a safe and well-tolerated profile.

AM833 and semaglutide phase 1 combination trial

The 20-week multiple ascending dose phase 1 trial investigated safety, tolerability, pharmacokinetics and weight loss potential of AM833 administrated in combination with semaglutide 2.4 mg in 80 people with obesity or overweight.

After 20 weeks of treatment, participants receiving the highest dose lost an average of 17.1% body weight from a mean baseline body weight of 95.1 kg (secondary end- point)1.

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1 Based on trial product estimand: treatment effect if all people adhered to treatment and did not initiate other anti-obesity therapies

The trial investigated the number of treatment-emergent adverse events (primary end- point) and AM833 was well-tolerated, with the most common adverse events being gastrointestinal disorders including nausea and vomiting, the majority being non-serious and mild or moderate in severity. The level of gastrointestinal disorders observed for the combination of AM833 and semaglutide in the trial was comparable to what is generally seen for glucagon-like peptides-1 (GLP-1) in monotherapy.

"We are encouraged by these impressive results and we look forward to further assessing the efficacy and safety of AM833,” said Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. “The phase 1 and 2 data with AM833 for weight management, especially the combination with semaglutide, further strengthen Novo Nordisk’s obesity pipeline and hold potential to close the gap between pharmacotherapy and bariatric surgery” said Mads Krogsgaard Thomsen.

About obesity and AM833 for weight management

Obesity is a chronic disease that requires long-term management. It is associated with many serious health consequences and decreased life expectancy. Obesity-related complications are numerous and include type 2 diabetes, heart disease, obstructive sleep apnoea, chronic kidney disease, non-alcoholic fatty liver disease and cancer.

AM833 is being investigated by Novo Nordisk for weight management in people with obesity and overweight with at least one weight-related comorbidity. AM833 is an acylated long-acting analogue of the human amylin hormone that induces weight loss by reducing energy intake.

About sc semaglutide 2.4 mg for weight management

Once-weekly sc semaglutide 2.4 mg is being investigated by Novo Nordisk as a treatment for adults with obesity. Semaglutide is an analogue of the human GLP-1 hormone. It induces weight loss by reducing hunger, increasing feelings of fullness and thereby helping people eat less and reduce their calorie intake.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 43,100 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 40 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 18, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer